UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371-01

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Form 20-F ☒  Form 40-F ☐

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INVESTOR RELATIONS RELEASE

Kabel Deutschland announces record results for its fiscal year ended March 31, 2010 - EBITDA increases 15.5% and the number of Internet and phone subscribers grows by 36%

Unterfoehring, June 10, 2010 – Kabel Deutschland Holding AG (Kabel Deutschland), Germany’s largest cable network operator, today releases its audited financial annual results. The Company also provided an outlook for the operating results for fiscal year ending March 31, 2011.

Highlights for the fiscal year ended March 31, 2010:

•                  Revenues increased by 9.6% to € 1,501.6 million compared to € 1,370.3 million in the previous year.

•                  Adjusted EBITDA (EBITDA)(1) grew by 15.5% to € 659.1 million compared to € 570.6 million in the previous year. EBITDA margin(2) increased from 41.6% to 43.9%.

•                  Capital expenditures (Capex)(3) decreased from € 373.0 million to € 327.2 million or by 5.4% to 21.8% as a percentage of revenues.

•                  Operating free cash flow (EBITDA – Capex) improved to € 331.9 million from € 197.6 million in the previous year. Operating free cash flow margin increased from 14.4% to 22.1% over the same period.

•                  Net loss of € 45.3 million compared to € 144.3 million for fiscal year 2008/2009.

•                  Total net debt as of March 31, 2010 decreased by € 154.2 million to € 2,865.8 million implying a net debt / EBITDA ratio of 4.3 times. This ratio has been reduced from 5.3 times on March 31, 2009 and 4.6 times on December 31, 2009 – underlining the Company’s de-leveraging profile.

•                  Cash on hand of € 271.3 million together with revolver capacity of € 325.0 million provided nearly € 600 million of liquidity as of March 31, 2010.

•                  The number of Internet and Phone subscribers grew by 36.1% or 291.1 thousand year over year to 1,097.0 thousand subscribers.

•                  Total blended monthly ARPU per subscriber(4) for fiscal year 2009/2010 reached € 12.13 – up by € 1.07 or 9.7% from the prior year.

•                  Growth in uptake of new services increased the RGU/subscriber ratio from 1.27 to 1.35 over the last 12 months.

Kabel Deutschland Holding AG

Betastrasse 6-8

D-85774 Unterfoehring

The following table puts into context this reported year’s historical performance with the Company’s recent operating history:

Kabel Deutschland Holding AG summary table

						CAGR
	Unit	FY 2006/07	FY 2007/08	FY 2008/09	FY 2009/10	07-10

ARPU per subscriber
Total Blended TV ARPU	€/sub/m	7.84	8.52	9.10	9.30	5.9%
Total Blended Internet & Phone ARPU	€/sub/m	36.53	33.70	30.18	27.97	(8.5)%
Total Blended ARPU	€/sub/m	8.33	9.56	11.06	12.13	13.3%

Total Revenues	€m	1,093	1,197	1,370	1,502	11.2%

Adjusted EBITDA	€m	382	458	571	659	20.0%

Adjusted EBITDA margin	%	34.9%	38.2%	41.6%	43.9%	7.9%

Net Loss	€m	-166	-96	-144	-45	35.2%

Capex	€m	269	316	373	327	n/a

Adjusted EBITDA - Capex (OpFCF)	€m	113	141	198	332	32.4%

OpFCF margin	%	10.3%	11.8%	14.4%	22.1%	28.9%

						CAGR
As per end of period	Unit	FY 2006/07	FY 2007/08	FY 2008/09	FY 2009/10	07-10

Net Financial Debt	€m	2,355	2,512	3,020	2,866	n/a

Net Leverage	x	6.2x	5.5x	5.3x	4.3x	(11.0)%

Highlights for the fourth quarter of the fiscal year 2009/2010:

•                  Revenues increased by 10.3% to € 387.2 million compared to 351.0 million in the previous year’s fourth quarter. EBITDA grew by 20.5% y-o-y to € 172.8 million from € 143.4 million in the previous year’s same period.

•                  Based on fourth quarter results, the Company’s revenue run rate and EBITDA run rate approximate € 1,550.0 million and € 690.0 million respectively.

•                  Capital expenditures decreased to € 94.0 million compared to € 113.5 million in the previous year’s same period.

•                  Net loss of € 22.9 million compared to € 41.4 million for the previous year’s same period.

•                  Total blended monthly ARPU per subscriber for the quarter ended March 31, 2010 reached € 12.64 – up by € 1.21 or 10.6% from the fourth quarter in fiscal year 2008/2009.

The Company’s growth has been driven by its continued success in penetrating its customer base with new services, primarily Internet and Phone products. During the fiscal year 2009/2010, Kabel Deutschland added more than 290 thousand Internet and Phone subscribers. In the third quarter of the fiscal year 2009/2010 the Company surpassed one million Internet and Phone subscribers and one million Premium TV RGUs enjoying its innovative new services. The growth in RGUs translated into record results in revenues and EBITDA.

During the last fiscal year, Kabel Deutschland reached a number of operational milestones such as the successful restructuring of the technical operations division, which was outsourced and resulted in annual cost savings of approximately € 11 million. Further, Kabel Deutschland added several High Definition (HD) TV channels to its line up, feeding in ten popular HD channels at fiscal year end. Kabel Deutschland started to roll out DOCSIS 3.0 functionality where customers can realize download speeds of up to 100 Mbit/s.

The successful IPO of Kabel Deutschland on March 22, 2010 in a challenging market environment marked a milestone in the Company’s history. Further, on June 4, 2010 the Frankfurt Stock Exchange Deutsche Börse announced the inclusion of Kabel Deutschland in the German MDAX midcap share index which will become effective on June 21, 2010. The MDAX index includes the 50 Prime Standard shares from sectors other than technology that rank immediately below the companies included in the DAX index in terms of market capitalization and volume.

Adrian v. Hammerstein, Kabel Deutschland’s CEO, stated: “We are very pleased with our operational achievements and our record financial results in the last fiscal year. In a difficult macro-economic environment, we have been able to achieve double digit revenue and EBITDA growth.

Looking at the year ahead, we will continue to focus on offering leading products to our customers such as the new Video Center and super fast broadband products under DOCSIS 3.0.

With our competitively positioned products and our relentless focus on customer satisfaction we are confident that we will continue our growth trajectory.”

Strong operational performance with Internet, Phone and Premium TV driving RGU(5) and ARPU growth

Total direct subscribers were 7,473.8 thousand on March 31, 2010, down 33.1 thousand from previous year, primarily relating to one time consolidation adjustments related to the Orion acquisition and final integration. Pro-forma for these adjustments, Kabel Deutschland’s direct subscriber base increased by 15.5 thousand during fiscal year 2009/2010. Total subscribers decreased by 221.6 thousand year over year, mainly driven by the loss in the low ARPU indirect wholesale subscriber segment.

Internet and Phone subscribers grew by 291.1 thousand year over year and 67,5 thousand in the fourth quarter, to 1,097.0 thousand on March 31, 2010. Internet and Phone RGUs grew by 555.7 thousand units and reached 1,973.5 thousand, a 39.2% increase over prior year. In the Company’s fourth quarter, Internet and Phone RGUs increased by 129.5 thousand.

Total RGUs amounted to 12.05 million on March 31, 2010, up 3.6% or approximately 421.3 thousand from previous year. Growth in uptake of new services increased new Services RGUs(6) (Premium TV, Internet and Phone) to 25.3% of total RGUs compared to 20.5% in the previous year.

Monthly ARPU per subscriber for the quarter ended March 31, 2010 reached € 12.64 — up by € 1.21 or 10.6% over the last year. The blended monthly Internet and Phone ARPU per subscriber turned the corner and increased to € 28.43 in the fourth quarter from € 28.27 in the quarter ended December 31, 2009.

Cash flow, capital expenditures and liquidity

Operating free cash flow (EBITDA — Capex) improved to € 331.9 million compared to € 197.6 million in the previous year, an increase of 68.0%. Operating free cash flow margin increased from 14.4% to 22.1% over the same period.

Capex amounted to € 327.2 million in the fiscal year 2009/2010 after € 373.0 million in the previous year. Around 71.3% was success based and driven by incremental RGUs.

Cash on hand of € 271.3 million coupled with revolver capacity of € 325.0 million provided € 596.3 million of liquidity on March 31, 2010.

Balance sheet

Total net debt as of March 31, 2010 amounted to € 2,865.8 million, implying a total net debt / EBITDA ratio of 4.3 times. This ratio has come down from 5.3 times on March 31, 2009 and 4.6 times on December 31, 2009 — underlining the Company’s quick de-leveraging profile.

Outlook for fiscal year 2010/2011

Revenues for the current fiscal year are expected to grow by approximately 6.5% to 7.0% year over year. EBITDA as adjusted is likely to come in between € 715.0 million and € 725.0 million while Capex is expected to amount to € 350.0 — € 360.0 million. Kabel Deutschland’s management foresees the leverage ratio at below 4.0 times total net debt / EBITDA at the end of the current fiscal year 2010/2011.

The financials for Kabel Deutschland Holding AG’s first quarter ending on June 30, 2010 will be released on August 24, 2010.

Please refer to our website www.kabeldeutschland.com for further information.

About Kabel Deutschland

Kabel Deutschland, Germany’s largest cable operator, offers its customers analog and digital TV, broadband Internet and fixed line phone services via cable as well mobile services in cooperation with an industry partner. The company operates the cable networks in 13 German federal states and supplies its services to 8.9 million connected households in Germany. Kabel Deutschland offers an open digital TV platform for all program providers. In fiscal year 2009/2010 (12 months ended March 31, 2010), Kabel Deutschland reported revenues of € 1,502 million and Adjusted EBITDA of € 659 million. As per fiscal year end 2009/2010, KDG had approximately 2,600 employees in Germany.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Eva Brand:	+49 89 / 960 10 - 151; eva.brand@kabeldeutschland.de

Assistant:
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in Australia, Canada, Japan, or the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. There will be no public offer of the securities in the United States.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland Holding AG, Unterfoehring

Network data, Subscribers, Revenue Generating Units and ARPUs

	March 31, 2010	March 31, 2009	y-o-y change	y-o-y change %
Operational Data
Network (in thousands)
Homes Passed	15,293.1	15,293.1	0.0	0.0%
Homes Passed upgraded for two-way communication	12,116.3	12,008.4	107.8	0.9%
Upgraded homes as % of Homes Passed	79.2%	78.5%
Homes Passed being marketed upgraded for two-way communication(7)	9,519.9	8,580.3	939.7	11.0%

Subscribers (in thousands)
Direct Basic Cable subscribers	7,307.1	7,397.3	-90.2	-1.2%
Internet and phone “Solo” subscribers(8)	166.8	109.6	57.2	52.1%
Total direct subscribers*	7,473.8	7,506.9	-33.1	-0.4%
Indirect Basic Cable subscribers	1,427.5	1,616.1	-188.6	-11.7%
Total Subscribers (Homes Connected)	8,901.3	9,122.9	-221.6	-2.4%
Subscribers taking Basic Cable services	8,734.6	9,013.3	-278.8	-3.1%
Subscribers taking Premium TV services	817.0	764.6	52.4	6.9%
Subscribers taking Internet and phone services	1,097.0	805.9	291.1	36.1%

RGUs (in thousands)(5)
Premium TV(9)	1,073.2	962.7	110.5	11.5%
Internet	966.0	707.5	258.6	36.5%
Phone	1,007.5	710.3	297.1	41.8%
Subtotal New Services(6)	3,046.7	2,380.5	666.2	28.0%
Basic Cable(10)	9,001.9	9,246.8	-244.9	-2.6%
Total RGUs	12,048.6	11,627.3	421.3	3.6%
RGUs per Subscriber (in units)	1.35	1.27	0.08	6.3%

Penetration (in %)
Basic Cable RGUs as % of Homes Passed	58.9%	60.5%
Premium TV RGUs as % of Basic Cable Subscribers	12.3%	10.7%
Internet RGUs as % of Total Subscribers	10.9%	7.8%
Phone RGUs as % of Total Subscribers	11.3%	7.8%

ARPU per Subscriber for the fiscal year (in €/month)
Total Blended TV ARPU	9.30	9.10	0.20	2.2%
Total Blended Internet and Phone ARPU	27.97	30.18	-2.21	-7.3%
Total Blended ARPU(4)	12.13	11.06	1.07	9.7%

ARPU per Subscriber for the quarter ended (in €/month)
Total Blended TV ARPU	9.43	9.16	0.27	2.9%
Total Blended Internet and Phone ARPU	28.43	28.67	-0.24	-0.8%
Total Blended ARPU(4)	12.64	11.43	1.21	10.6%

*  Proforma for one time consolidation, divestitures of non-strategic assets and reclassification, direct subscribers for March 31, 2009 would be 7,458 thousand:

Direct subscribers March 31, 2009 (thousand)	7,506.9
Orion consolidation effect (thousand)	-24.7
Reclassification of subscribers to indirect (thousand)	-18.8
Divestiture of non-strategic assets (thousand)	-5.1
Proforma direct subscribers March 31, 2009 (thousand)	7,458.3

Kabel Deutschland Holding AG, Unterfoehring
Consolidated Statement of Income according to IFRS
for the Period from January 1, 2010 to March 31, 2010

		January 1, 2010 to March 31, 2010 €(‘000)	January 1, 2009 to March 31, 2009 €(‘000)	change €(‘000)	change %
		unaudited	unaudited
1.	Revenues	387,226	351,022	36,204	10.3%

2.	Cost of Services Rendered	-182,179	-173,025	9,154	5.3%
	thereof Depreciation / Amortization	-64,781	-56,521	8,260	14.6%

3.	Other Operating Income	-1,691	4,219	-5,910	-140.1%

4.	Selling Expenses	-116,441	-111,725	4,716	4.2%
	thereof Depreciation / Amortization	-44,628	-41,724	2,904	7.0%

5.	General and Administrative Expenses	-47,801	-35,235	12,566	35.7%
	thereof Depreciation / Amortization	-6,766	-7,037	-271	-3.9%

6.	Profit from Ordinary Activities	39,114	35,256	3,858	10.9%

7.	Interest Income	1,340	1,989	-649	-32.6%

8.	Interest Expense	-56,263	-78,845	-22,582	-28.6%

9.	Income from Associates	1,585	241	1,344	557.7%

10.	Loss before Taxes	-14,224	-41,359	27,135	65.6%

11.	Taxes on Income	-8,642	-75	-8,567	n/a

12.	Net Loss for the Period	-22,866	-41,434	18,568	44.8%

	Attributable to:
	Equity Holders of the Parent	-23,160	-42,140	18,980	45.0%
	Minority Interests	294	706	-412	-58.4%
		-22,866	-41,434	18,568	44.8%

	Adjusted EBITDA(1)	172,798	143,407	29,391	20.5%
	Adjusted EBITDA margin(2)	44.6%	40.9%

Kabel Deutschland Holding AG, Unterfoehring
Consolidated Statement of Income according to IFRS
for the Period from April 1, 2009 to March 31, 2010

		April 1, 2009 to	April 1, 2008 to
		March 31, 2010	March 31, 2009	change	change
		€(‘000)	€(‘000)	€(‘000)%
		audited	audited

1.	Revenues	1,501,550	1,370,331	131,219	9.6%

2.	Cost of Services Rendered	-736,496	-696,555	39,941	5.7%
	thereof Depreciation / Amortization	-242,154	-205,504	36,650	17.8%

3.	Other Operating Income	14,570	18,079	-3,509	-19.4%

4.	Selling Expenses	-448,679	-425,622	23,057	5.4%
	thereof Depreciation / Amortization	-181,304	-169,348	11,956	7.1%

5.	General and Administrative Expenses	-136,315	-129,581	6,734	5.2%
	thereof Depreciation / Amortization	-26,707	-27,802	-1,095	-3.9%

6.	Profit from Ordinary Activities	194,629	136,652	57,977	42.4%

7.	Interest Income	4,601	3,512	1,089	31.0%

8.	Interest Expense	-222,178	-304,827	-82,649	-27.1%

9.	Accretion / Depreciation on Investments and other Securities	0	76	-76	-100.0%

10.	Income from Associates	3,392	14,052	-10,660	-75.9%

11.	Loss before Taxes	-19,556	-150,535	130,979	87.0%

12.	Benefit / Taxes on Income	-25,788	6,240	-32,028	-513.3%

13.	Net Loss for the Period	-45,343	-144,295	98,952	68.6%

	Attributable to:
	Equity Holders of the Parent	-46,784	-145,154	98,370	67.8%
	Minority Interests	1,440	859	581	67.7%
		-45,343	-144,295	98,952	68.6%
	Earnings per Share:
	Basic Earnings per Share	-0.52	n/a	n/a	n/a
	Diluted Earnings per Share	-0.52	n/a	n/a	n/a

	Adjusted EBITDA(1)	659,119	570,580	88,539	15.5%
	Adjusted EBITDA margin(2)	43.9%	41.6%

Kabel Deutschland Holding AG, Unterfoehring

Consolidated Statement of Financial Position according to IFRS as of March 31, 2010

ASSETS

		March 31, 2010	March 31, 2009	change
		€(‘000)	€(‘000)	€(‘000)
		audited	audited

Current Assets

1.	Cash and Cash Equivalents	271,345	52,103	219,242
2.	Trade Receivables	87,955	106,579	-18,624
3.	Receivables from Shareholders	0	1,613	-1,613
4.	Inventories	12,447	15,929	-3,482
5.	Receivables from Tax Authorities	1,398	5,212	-3,814
6.	Other Current Financial Assets	9,512	36,462	-26,950
7.	Prepaid Expenses	15,397	13,095	2,302

	Total Current Assets	398,055	230,993	167,062

Non-Current Assets

1.	Intangible Assets	749,314	903,954	-154,640
2.	Property and Equipment	1,193,166	1,214,055	-20,889
3.	Equity Investments in Associates	9,022	5,630	3,392
4.	Deferred Tax Assets	208	293	-85
5.	Prepaid Expenses	15,727	17,191	-1,464

	Total Non-Current Assets	1,967,437	2,141,123	-173,686

Total Assets		2,365,492	2,372,116	-6,624

Kabel Deutschland Holding AG, Unterfoehring

Consolidated Statement of Financial Position according to IFRS as of March 31, 2010 (cont’d)

EQUITY AND LIABILITIES

		March 31, 2010	March 31, 2009	change
		€(‘000)	€(‘000)	€(‘000)
		audited	audited
Current Liabilities

1.	Current Financial Liabilities	23,084	39,522	-16,438
2.	Trade Payables	239,329	261,041	-21,712
3.	Other Current Provisions	16,918	40,442	-23,524
4.	Liabilities due to Income Taxes	45,109	23,127	21,982
5.	Deferred Income	240,335	241,688	-1,353
6.	Other Current Liabilities	87,775	87,140	635
	Total Current Liabilities	652,549	692,960	-40,411

Non-Current Liabilities

1.	Non-Current Financial Liabilities*	3,092,025	3,047,737	44,288
2.	Deferred Tax Liabilities	115,115	119,753	-4,638
3.	Provisions for Pension	39,443	35,309	4,134
4.	Other Non-Current Provisions	29,069	25,995	3,074
5.	Other Non-Current Liabilities	38,787	102,492	-63,705
6.	Deferred Income	1,426	1,626	-200
	Total Non-Current Liabilities	3,315,865	3,332,912	-17,047

Equity

1.	Subscribed Capital	90,000	99	89,901
2.	Capital Reserve	120,588	50,124	70,464
3.	Cash Flow Hedge Reserve	0	-59	59
4.	Asset Revaluation Surplus	1,173	1,352	-179
5.	Accumulated Deficit	-1,823,064	-1,713,799	109,265
		-1,611,303	-1,662,283	-50,980
6.	Minority Interests	8,381	8,527	-146
	Total Equity (Deficit)	-1,602,922	-1,653,756	-50,834

Total Equity and Liabilities		2,365,492	2,372,116	-6,624

* Included in Non-Current Financial Liabilites are € 677,562 thousand for Senior Notes (prior year: € 680,130 thousand)

Kabel Deutschland Holding AG, Unterfoehring

Consolidated Statement of Cash Flows according to IFRS

for the Period from April 1, 2009 to March 31, 2010

	April 1, 2009 to	April 1, 2008 to
	March 31, 2010	March 31, 2009	change
	€(‘000)	€(‘000)	€(‘000)
	audited	audited
1. Cash Flows from Operating Activities
Net Loss for the Period	-45,343	-144,295	98,952
Adjustments to Reconcile Net Loss to Cash Provided by Operations:
Benefit / Taxes on Income	25,788	-6,240	32,028
Interest Expense	222,178	304,827	-82,649
Interest Income	-4,601	-3,512	-1,089
Accretion / Depreciation and Amortization on Fixed Assets	450,165	402,654	47,511
Accretion / Depreciation on Investments and Other Securities	0	-76	76
Gain / Loss on Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	3,454	1,407	2,047
Income from Associates	-3,392	-14,052	-10,660
Compensation Expense Relating to Share-based Payments	15,669	2,063	13,606
	663,918	542,776	121,142
Changes in Assets and Liabilities:
Increase (-) / Decrease (+) of Inventories	3,482	10,359	-6,877
Increase (-) / Decrease (+) of Trade Receivables	18,624	27,758	-9,134
Increase (-) / Decrease (+) of Other Assets	4,256	-14,084	18,340
Increase (+) / Decrease (-) of Trade Payables	-22,310	38,584	-60,894
Increase (+) / Decrease (-) of Other Provisions	-17,250	23,154	-40,404
Increase (+) / Decrease (-) of Deferred Income	-1,553	27,737	-29,290
Increase (+) / Decrease (-) of Provisions for Pensions	2,221	3,352	-1,131
Increase (+) / Decrease (-) of Other Liabilities	-138	12,219	-12,357
Cash Provided by Operations	651,250	671,855	-20,605
Income Taxes Paid (-) / Received (+)	-2,545	-3,576	-1,031
Net Cash from Operating Activities	648,705	668,279	-19,574
2. Cash Flows from Investing Activities
Cash Received from Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	1,025	1,107	-82
Cash Received from Sale of Investments	0	13,000	-13,000
Cash Paid for Investments in Intangible Assets	-78,695	-85,285	-6,590
Cash Paid for Investments in Property and Equipment	-248,483	-287,729	-39,246
Cash Received (+) / Paid (-) for Acquisitions, Net of Cash Acquired	53,885	-527,827	581,712
Interest Received	3,115	2,517	598
Net Cash Used in Investing Activities	-269,153	-884,217	615,064
3. Cash Flows from Financing Activities
Cash Received from / Payments to Shareholders	29,304	-6,900	36,204
Cash Payments to Minorities	-1,586	-1,109	-477
Cash Received Non-Current Financial Liabilities	199,000	785,000	-586,000
Cash Repayments of Non-Current Financial Liabilities	-199,000	-310,000	111,000
Cash Payments for Reduction of Finance Lease Liabilities	-8,858	-8,229	-629
Interest and Transaction Costs Paid	-179,170	-206,913	-27,743
Net Cash Used in Financing Activities	-160,310	251,849	-412,159
4. Cash and Cash Equivalents at the End of the Period
Changes in Cash and Cash Equivalents (subtotal of 1 to 3)	219,242	35,911	183,331
Valuation Adjustments on Cash and Cash Equivalents	0	76	-76
Cash and Cash Equivalents at the Beginning of the period	52,103	16,116	35,987
Cash and Cash Equivalents at the End of the period	271,345	52,103	219,242

Footnotes

(1)               EBITDA consists of profit from ordinary activities before depreciation and amortization. We calculate Adjusted EBITDA as profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our MEP programs, and restructuring expenses. Adjusted EBITDA is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term or measure in accordance with IFRS, does not purport to be an alternative to profit from ordinary activities or cash flows from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by extraordinary effects, variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or deferred taxes), amortization and depreciation and certain other items. Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable companies.

(2)               Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of revenues.

(3)               Capital expenditures consist of cash paid for investments in intangible assets and property and equipment and do not include cash paid for acquisitions.

(4)               Total Blended monthly ARPU per subscriber is calculated by dividing Basic Cable, Premium TV, Internet and phone (“Internet and Phone”) and TKS (cable television) subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of total subscribers for that period.

(5)               RGUs (revenue generating units) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber, but two RGUs.

(6)               New Services RGUs consist of Premium TV RGUs, Internet RGUs and Phone RGUs.

(7)               Homes Passed being marketed upgraded for two-way communication are those homes that we are currently able to sell our Internet and/or Phone products to.

(8)               Internet and Phone “Solo” subscribers consist of non-Basic Cable service customers subscribing to Internet and/or phone services only.

(9)               Premium TV RGUs consist of RGUs for our pay-TV product, Kabel Digital (Kabel Digital Home and various foreign language packages), and our DVR product, Kabel Digital+.

(10)         Basic Cable RGUs: The difference between the number of Basic Cable subscribers and Basic Cable RGUs is due to one additional digital product component, Digitaler Empfang, which is sold directly to the end-customer on top of an analog Basic Cable service, which is provided and billed via a housing association. A customer subscribing to Digitaler Empfang would be counted as one Basic Cable subscriber (analog service via a housing association) and two Basic Cable RGUs (analog service via a housing association and digital service via a direct end-customer relationship).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Chief Financial Officer

Date: June 10, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Managing Director

Date: June 10, 2010